Free Writing Prospectus

Filed Pursuant to Rule 433(d)

Registration No. 333-157910

Media Contact: Bob Klein (414) 343-4433

Financial Contact: Amy Giuffre (414) 343-8002

HARLEY-DAVIDSON COMPLETES FUNDING AGREEMENTS TO SUPPORT FINANCIAL SERVICES RETAIL AND WHOLESALE LENDING

MILWAUKEE, April 30, 2009 — Harley-Davidson, Inc. (NYSE: HOG) and its Harley-Davidson Financial Services (HDFS) subsidiary have finalized agreements that, in combination with other previously completed transactions, provide the approximately $1 billion in funding capacity that the Company anticipates is needed for HDFS lending in 2009.

HDFS increased the size of an existing $500 million asset-backed commercial paper conduit facility to up to $1.2 billion, based on the level of outstanding receivables. The facility expires April 29, 2010. Additionally, Harley-Davidson and HDFS have replaced a 364-day, $950 million bank credit facility expiring July 31, 2009 with a new 364-day, $625 million credit facility expiring April 29, 2010. Together, the two agreements provide additional available credit of up to approximately $375 million over the term of the agreements, for the lending activities of HDFS.

Early this year, the Company identified obtaining funding for HDFS lending activities as one of its strategic priorities in the current economy, and estimated HDFS’ 2009 funding needs at about $1 billion. In February, the Company completed an offering of $600 million in senior unsecured notes. First-and second-quarter 2009 dividend reductions combined are preserving about another $100 million in cash.

Company Background

Harley-Davidson, Inc. is the parent company for the group of companies doing business as Harley-Davidson Motor Company (HDMC), Buell Motorcycle Company (Buell), MV Agusta and Harley-Davidson Financial Services (HDFS). Harley-Davidson Motor Company produces heavyweight custom, touring and cruiser motorcycles. Buell produces American sport performance motorcycles. MV Agusta produces premium, high-performance sport motorcycles sold under the MV Agusta® brand and lightweight sport motorcycles sold under the Cagiva® brand. HDFS provides wholesale and retail financing and insurance programs primarily to Harley-Davidson and Buell dealers and customers.

Forward-Looking Statements

The Company intends that certain matters discussed in this release are “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company “believes,” “anticipates,” “expects,” “plans,” or “estimates” or words of similar meaning.

Similarly, statements that describe future plans, objectives, outlooks, targets, guidance or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated as of the date of this release. Certain of such risks and uncertainties are described below. Shareholders, potential investors, and other readers are urged to consider these factors in evaluating the forward-looking statements and cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this release are only made as of the date of this release, and the Company disclaims any obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

The Company’s ability to meet the targets and expectations noted depends upon, among other factors, the Company’s ability to (i) anticipate the level of consumer confidence in the economy, (ii) continue to have access to reliable sources of capital funding and adjust to fluctuations in the cost of capital, (iii) manage the credit quality, the loan servicing and collection activities, and the recovery rates of HDFS’ loan portfolio, (iv) manage changes and prepare for requirements in legislative and regulatory environments for its products, services and operations, and (v) adjust to fluctuations in interest rates.

Other factors are described in risk factors that the Company has disclosed in documents previously filed with the Securities and Exchange Commission. Many of these risk factors are impacted by the current turbulent capital, credit and retail markets and our ability to adjust to the recession.

The Company’s ability to sell its motorcycles and related products and services and to meet its financial expectations also depends on the ability of the Company’s independent dealers to sell its motorcycles and related products and services to retail customers. The Company depends on the capability and financial capacity of its independent dealers and distributors to develop and implement effective retail sales plans to create demand for the motorcycles and related products and services they purchase from the Company. In addition, the Company’s independent dealers and distributors may experience difficulties in operating their businesses and selling Harley-Davidson motorcycles and related products and services as a result of weather, economic conditions or other factors.

###

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (866) 669-7629 or by emailing the ABS Syndicate Desk at abs_synd@jpmorgan.com.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.